Via EDGAR Transmission

March 12, 2025

Nataliia Petranetska Chief Executive Officer

Sky Century Investment, Inc.

220 Emerald Vista Way #233 Las Vegas, NV

Re: Sky Century Investment, Inc.

Registration Statement on Form 10-12G

Filed January 14, 2025 File No. 000-56603

Dear Robert Shapiro and Rebekah Reed,

Set forth below are the responses of Sky Century Investment, Inc. (the ‘Company’, ‘we’, ‘us’ or ‘our’) to comments received from the staff of the Division of Corporation Finance Office of Trade & Services (the ‘Staff’) of the Securities and Exchnage Commission (the ‘SEC’) by letter dated February 10, 2025, with respect to the Company`s Form 10-12G, including the fiscal years ended August 31, 2024 and 2023, which was filed initially with the SEC on January 14, 2025.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Form 10-12G of the Company, which includes the financial statements as of November 30, 2024.

For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text. All references to page numbers and captions correspond to the Form 10-12G, unless otherwise specified.

Registration Statement on Form 10-12G filed January 14, 2025 Item 1. Description of Business, page 1

1.Please disclose at the outset of this section and MD&A, if true, that of your "four primary business lines," only two currently generate revenues, that you anticipate providing your "marketing" and "Cannabis news application" products and services only in the future, and that you have one employee to develop and implement your business operations. Disclose the status of development and anticipated timeframe and expenses of your aspirational business activities. Additionally, where you state that IT services "account for 31% of the Company's total revenue" and that the sale of RSS feeds of cannabis news "generates 69% of the Company's total revenue," clarify which financial period(s) you are referring to.

Response: The "Description of Business" and "MD&A" sections have been disclosed as requested. Additionally, the risk factor titled "The limited availability of our sole officer and director may adversely affect business operations" has been expanded on page 6 to provide further detail.

2.Please provide additional detail regarding the two business lines (i.e., "IT services" and "selling of RSS feed") that are currently operational. For example, elaborate on how you generate revenues, how you source and maintain the "leased servers" you offer to clients, the types of persons or entities that your customers consist of within each business line, and how agreements or arrangements with customers and/or suppliers are structured, including fee arrangements. Explain how the material contracts with ITEQ Logic Ltd. and Markebitz Limited on file as exhibits relate to these business activities, as we note that they provide for a "server lease" and the transfer of certain cannabis-related databases, and disclose the material terms of such agreements. To the extent you are dependent on any major customers, disclose as much, and discuss any intellectual property that is material to your business.

Response: The "Description of Business" and "MD&A" sections have been updated to address your comment. Additionally, the risk factor “Dependence on a Limited Number of Clients” has been included on page 6. Item 7 has also been revised in response to your comment.

Item 1A. Risk Factors, page 4

3.Add at the beginning of this section a risk factor acknowledging your losses to date and accumulated deficit in light of your liquidity position, as well as the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please also discuss the critical audit matter related to the company's failure to maintain a corporate bank account, which your auditor's report describes as "significantly material and unusual in nature." Describe any plans to address this critical audit matter.

Response: The requested risk factor has been included on page 5.

4.Please add a risk factor to highlight that your shares of common stock are quoted on the OTC Pink Market and discuss related risks, including reduced liquidity, adverse impacts on your ability to raise capital, and price volatility. Revise your references to "the market price of our common stock" at pages 4 and 8 to reflect that there is not a market for your shares.

Response: The requested risk factor regarding the OTC Pink Market has been added on page 8. Additionally, the references on pages 5 and 8 have been revised as requested.

5.We note from disclosure in the notes to financials that you have notes payable to third parties and that certain amounts have been converted to equity. Please discuss the risks associated with the total outstanding amount of notes payable, compared to your current assets, as well as dilution resulting from the issuance of additional shares of common stock.

Response: The requested risk factor has been included on page 8.

Challenges in legal enforcement may affect business operations., page 6

6.It is unclear what you mean by stating that Item 101(h)(4)(ix) of Regulation S-K "inform[s] foreign investors about potential legal challenges in enforcing their rights against the Company," since this provision of Item 101 requires disclosure of the material "effect of existing or probable governmental regulations" on the company's business. Please remove this reference and revise to more clearly describe the risk you are seeking to articulate, as it is unclear how the rights of foreign investors and "crossborder legal environments" are relevant to your company and the nature of this registration statement.

Response: The requested risk factor has been updated on page 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Year Ended August 31, 2024 as Compared to the Year Ended Aug. 31, 2023, page 10

7.Please expand and revise your discussion to provide a quantified analysis of the significant drivers for the material changes in your results of operations for the year ended August 31, 2024 as compared to the year ended August 31, 2023. Where a change is attributable to more than one factor, please quantify each material item that impacted your results of operations. Refer to Item 303(b)(2) of Regulation S-K.

Response: The discussion has been expanded and revised on pages 11 and 12 as requested.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 12

8.Please identify the natural persons with voting and dispositive control over the shares held by ITEQ Logic Ltd. and Markebitz Limited.

Response: The natural persons have been identified on pages 13 and 14 as requested.

Item 6. Executive Compensation, page 13

9.Please provide all of the executive compensation information required by Item 402(m)-(r) of Regulation S-K with respect to your most recently completed fiscal year. We note, for example, that you have not included the summary compensation table required by Item 402(n). Clarify how the May 2021 loan agreement, as amended in August 2024, between the company and Ms. Petranetska discussed here relates to her compensation.

Response: All executive compensation information required by Item 402(m) - (r) of Regulation S-K has been provided in the Summary Compensation Table on page 15. The information regarding the Loan Agreement dated May 2021, as amended in August 2024, between the Company and Ms. Petranetska has been excluded from Item 6, Executive Compensation, as it is not directly related to her compensation package.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 13

10.Please reconcile your disclosure here that as of August 31, 2024, Ms. Petranetska had advanced $114,890 to the company with the disclosure on page F-11 that the amount due to her as of such date was $104,063. Please also disclose the amount due to Ms. Petranetska as of the latest practicable date and file the related loan agreement and amendment thereto as exhibits to the registration statement, or explain why you are not required to do so. Refer to Items 404(d) and 404(a)(5) of Regulation S-K, as well as Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The disclosure has been reconciled on page 16 as requested.

11.Please provide all information required by Item 404 of Regulation S-K for the appropriate time period. Refer to Items 404(d) and (a) of Regulation S-K, the definition of "related person" in Instruction 1 to Item 404(a), and Instruction 1 to Item 404. For example, we note discussion of certain "payroll liabilities to director" at page F-11 that are not addressed here, and you appear to have business agreements with entities identified as greater than 5% shareholders pursuant to Item 403(a) of Regulation S-K. To the extent the "personal funding" of certain software development expenses by former director Mr. Alimzhanov constitutes a related party transaction within the meaning of Item 404, address such transaction here as well.

Response: Item 7 has been updated on page 16 to address the comment.

Item 10. Recent Sales of Unregistered Securities, page 14

12.In addition to your disclosure of the conversion of certain debt into shares of common stock, please provide the information required by Item 701 of Regulation S-K with respect to the primary issuances of the related convertible notes or other debt securities. For the issuances and conversions disclosed in this section, indicate the exemptions from registration that were relied upon. Refer to Item 701(d) of Regulation S-K.

Response: Item 10 has been updated on page 17 to address the comment.

General Change in Independent Public Accounting Firm, page 15

13.We note that you changed independent auditors from Mainor Audit Partnerid OÜ, who audited your financial statements for the years ended May 31, 2023 and 2022. Please provide the disclosures required for the change in independent auditors pursuant to Item 304(a) of Regulation S-K. Obtain and file as an exhibit to the registration statement a letter from the predecessor auditor with the representations contained in Item 304(a)(3) of Regulation S-K.

Response:. Item 14, titled “Changes in and disagreements with accountants on accounting and financial disclosure,” has been included on page 46. The letter from the predecessor auditor of the Company has been filed as Exhibit 16.1.

Item 13. Financial Statements and Supplementary Data, page 15

14.Please update your registration statement with interim financial statements for the three months ended November 30, 2024 in accordance with Rule 8-08 of Regulation S-X.

Response: The registration statement has been updated to include the interim financial statements for the three months ended November 30, 2024.

Report of the Independent Registered Public Accounting Firm, page F-1

15.We note the statement in the going concern paragraph that management believes existing shareholders and external fund providers will provide additional cash to meet the company obligations appears to be inconsistent with the disclosure in Note 2 on page F-7 which states existing shareholders will provide additional cash. Please clarify or revise.

Response: The statement has been revised in Note 2 on page F-7.

Notes to the Financial Statements Note 3 - Summary of Significant Accounting Policies, page F-7

16.We note from your disclosure on page 8 that you provide IT services and sell RSS feed. Please tell us how you considered the segment guidance in ASC 280.

Response: The comment has been addressed on pages F-7, F-10, and F-11.

Note 4 – Stockholders` Deficit Common Stock, page F-10

17.The disclosure of the shares issued here appears to be inconsistent with the disclosure under Item 10. Recent Sales of Unregistered Securities on page 14. For example, 15,116,279 shares issued to Nataliia Petranetska in November 2022, 15,000,000 shares issued to Zhang Yu in March 2023, 4,907,400 shares issued to

Zhang Yu in June 2024 are disclosed on page 14, but not presented here. The 21,142,857 shares issued to Khamijon Alimzhanov for the conversion of a note payable in November 2022 is presented here, but not on page 14. Please clarify or revise.

In addition, it appears the disclosure here and on page 14 of the number of shares issued is inconsistent with the disclosure in the Statements of Stockholders' Equity (Deficit) on page F-5. Please clarify or revise.

Response: The disclosure has been revised on pages 14, F-11, and F-5.

Revenue Recognition, page F-10

18.We note from your disclosure on page 8 that you earn revenue from IT services, that includes technical support and server leasing, and revenue from selling RSS feed. Please disclose your revenue recognition policy for each of your revenue streams in accordance with ASC 606-10-50.

In addition, considering your multiple revenue streams, please tell us your consideration of providing the disclosures required under ASC 606-10-50-5.

Response: The revenue recognition policy has been disclosed on page F-10.

Note 5. Related Party Transactions, page F-11

19.Please expand your disclosures of related party transactions to explain the use of your Director's personal bank account for payments of cash expenditures and cash receipts from sales. Disclose the nature, types, and amounts of cash transactions processed through your Director's bank account during the years ended August 31, 2024 and 2023, and how you determined these amounts were properly recognized in the financial statements for the years then ended. Refer to ASC 850-10-50.

Response: The disclosure has been expanded on page F-12 to address your comment. Additionally, please note that the company is in the process of opening a bank account and will update the registration statement to reflect this once the account is opened.

General

20.We note that you are seeking to register both common and preferred stock pursuant to Section 12(g) of the Exchange Act, as well as your disclosure on pages 14 and F11 that your preferred stock has fifteen votes per share and that 5,000,000 shares of preferred stock were issued and outstanding as of August 31, 2024. Revise where appropriate throughout the registration statement, including "Item 4. Security Ownership of Certain Beneficial Owners and Management" and "Item 11. Description of Company's Securities to be Registered," to provide all required information with respect to your preferred stock and the ownership thereof. Refer to Item 403 and Item 202 of Regulation S-K. Disclose whether you have a controlling shareholder(s) due to the disparate voting rights of the preferred stock, and if so, add a risk factor that highlights their ability to control matters requiring shareholder approval.

Response: The disclosure has been updated through the registration statement.

21.Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act. You will then be subject to the reporting obligations of the Exchange Act, including the requirement to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on this registration statement. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing this registration statement before it becomes effective automatically.

Response: The Company appreciates the SEC's guidance and will continue collaborating to complete the review.

Regards,

/s/ Nataliia Petranetska

Nataliia Petranetska

President, Director, Treasurer

& Chief Executive/ Financial Officer

Sky Century Investment, Inc.